RICHARDSON & PATEL LLP
10900 Wilshire Blvd.
Los Angeles, CA 90024
(310) 208-1182

July 13, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
Mail Stop 3561
Attn: John Reynolds

RE:	Modern Medical Modalities Corporation (“the Company”)
Annual Report on Form 10-K FYE 12/31/08
Filed March 31, 2009
File No. 0-23416

Dear Mr. Reynolds:

We have received your comment letter dated June 29, 2009 and on behalf of our client, Modern Medical Modalities Corporation, hereby respond to you as follows:

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1.
Your conclusion regarding the effectiveness of disclosure controls and procedures appears to contain a typographical error omitting the initial portion of your final sentence under the Item 9A. header.  Please confirm to us that the following statement was inadvertently omitted from your disclosure: “Our chief executive officer and chief financial officer concluded that our disclosure controls are effective…”.  In addition, please also confirm to us that you will revise your disclosures in future filings to provide the conclusions of your chief executive officer and chief financial officer on the effectiveness of disclosure controls and procedures, as required by Item 307 of Regulation S-K.

Response: We hereby confirm to you that the Company’s conclusion regarding the effectiveness of its controls and procedures does contain a typographical error omitting the initial portion of its final sentence under the Item 9A. header.  On behalf of the Company we hereby confirm that the following statement was inadvertently omitted from the Company’s disclosure: “Our chief executive officer and chief financial officer concluded that our disclosure controls are effective…”.   The Company will also revise its disclosures in future filings to provide the conclusions of its chief executive officer and chief financial officer on the effectiveness of its disclosure controls and procedures, as required by Item 307 of Regulation S-K.

Item 13.  Certain Relationships and Related Transactions…

2.
We note your disclosure in the subsection “Debt” in the Management’s Discussion and Analysis section and also your disclosure in Notes 7 and 11 in the Notes to the financial statements pertaining to certain relationships and related party transactions that are not addressed in this section.  Please confirm that in future filings you will revise your disclosure to address all related party transactions in this section.

Response:  On behalf of our client we hereby confirm that the Company will in future filings revise its disclosure to address all related party transaction in Item 13. Certain Relationships and Related Transactions.

Item 15.  Exhibits

3.
We note that the Asset Purchase Agreement with Health Diagnostics of New Jersey filed as exhibit 10.1 to the Form 8-K filed on February 2, 2009 did not include the exhibits and schedules to the agreement.  We also note that schedules and similar attachments to a material plan of disposition do not need to be filed unless such schedules contain information which is material to an investment decision and is not otherwise disclosed in the agreement or disclosure document.  See Item 601(b)(2) of Regulation S-K.  Please tell us whether you determined that the exhibits and schedules to the Asset Purchase Agreement are not material.  Also supplementally provide an agreement to furnish a copy of any omitted schedule and exhibit to the Asset Purchase Agreement to the Commission upon request.

Response: Pursuant to the terms of the asset purchase agreement such exhibits and schedules were not required to be completed until prior to the closing of the transaction.  As the transaction has not yet been completed the exhibits and schedules have not yet been finalized.  Upon completion of the exhibits, the schedules and the transaction we will file all exhibits and all material schedules to the asset purchase agreement.

Signatures

4.	Please confirm that in future filings your report will also be signed by your controller or principal accounting officer. See General Instruction D(2)(a) to form 10-K.

Response:  On behalf of our client we hereby confirm that in future filings our periodic reports will also be signed by our controller or principal accounting officer.

Item 8.  Financial Statements.  Page F-1

5.
It appears from your disclosure on page 2 of your Form DEF 14C filed on February 24, 2009 that a majority of your shareholders consented to the sale of substantially all of your assets used by or in connection with your imaging centers on February 24, 2009, which precedes the date of filing of your 10-K on March 31, 2009.  Please describe to us in reasonable detail your consideration of paragraph 30 of SFAS 144 in determining whether the disposal group should be classified as held for sale in your financial statements.

Response: A majority of our shareholders consented to the sale of substantially all of our assets used by or in connection with our imaging centers on February 24, 2009, which preceded the date of filing of our 10-K on March 31, 2009.  Paragraph 30 of SFAS 144 states long-lived assets to be sold should be classified as held for sale in the period in which all of the following criteria are met:
1.	Management, having the appropriate approval authority, commits to a plan to sell the asset,
2.	The asset is available for immediate sale in its present condition subject only to usual and customary sales terms for such assets,
3.	The entity has initiated an active program to locate a buyer and other actions required to complete the plan to sell the asset,
4.	The sale of the asset is probable, and transfer of the asset is expected to quality for recognition as a completed sale, within one year,
5.	The asset is being actively marketed for sale at a price that is reasonable relative to its current fair value,
6.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

In our opinion not all of the above criteria were met.  Exhibits and schedules to the asset purchase agreement were not complete and financing of the sale had not been confirmed.  As a result we felt the actions required to complete the sale could cause significant changes or cause withdrawal of the plan to sell the assets.

In connection with the Company’s response to the Commission’s comments, the Company hereby confirms the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jody R. Samuels

Jody R. Samuels, Esq.